LIFE PAID-UP RIDER
(OVERLOAN PROTECTION)

This rider is part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no charge to purchase this rider, however, there is a one-time charge when the rider benefit is exercised. Please refer to Your Data Pages.

RIDER BENEFIT

This rider will prevent Your policy from terminating on any Monthly Date when You have Loan Indebtedness which equals or exceeds the minimum Loan Indebtedness percent in effect at that time. When this occurs and if the Conditions shown below are met, Your policy will automatically become paid-up life insurance. We will send You new Data Pages which reflect the change. The minimum Loan Indebtedness percent is guaranteed not to be lower than the Guaranteed Minimum Loan Indebtedness Percent shown on Your Data Pages.

This rider does not have Surrender Value or loan value.

RIDER COST

When this rider is exercised there is a one-time charge which is shown on Your Data Pages. Your new Total Face Amount will be Your Policy Value remaining after the rider charge, multiplied by the Death Benefit Factor shown on Your Data Pages.

CONDITIONS

This rider benefit is subject to the following conditions:

1.	the Insured has reached the Minimum Age To Exercise Rider Benefit shown on Your Data Pages;

2.	the policy has been in force for at least the Minimum Policy Duration shown on Your Data Pages;

3.	partial surrenders must equal or exceed total premiums paid; and

4.	there must be sufficient remaining Net Policy Value to cover the one-time rider charge described in the Rider Cost provision.

EFFECT ON YOUR POLICY

After this rider is exercised:

1.	all values in the Divisions will be transferred to the Fixed Account and will earn interest;

2.	if Death Benefit Option 2 or 3 is in effect, Your Death Benefit Option will change to option 1 and You may no longer change the Death Benefit Option;

3.	Your Loan Indebtedness remains and interest will continue to be charged and credited;

4.	loan repayments will be allowed;

5.	Monthly Policy Charges will no longer be deducted;

6.	You may not make any premium payments;

7.	You may not make any adjustments to the policy;

8.	You may not take policy loans or partial surrenders;

9.	any Supplemental Benefit Rider that is a part of Your policy will terminate; and

10.	the new death benefit as of the date of the Insured’s death will be the greater of (a) or (b) where:
(a) is the new Total Face Amount; and

(b)	is the greater of (Policy Value or Loan Indebtedness) multiplied by the applicable percentage shown on Your Data Pages.

TERMINATION

This rider terminates on the first of:

1.	termination of Your policy;

2.	the Policy Maturity Date shown on Your Data Pages; or

3.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

REINSTATEMENT

If this rider terminates, it may not be reinstated.

/s/ Amy C. Friedrich
___________________________
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001